UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

       UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 17)*


                          United Auto Group, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                909440 10 9
------------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
------------------------------------------------------------------------------
                             New York, NY 10004
                                212-859-8000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                               April 24, 2003
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
-----------------------------
CUSIP No. 909440 10 9

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|

------------------------------------------------------------------------------
3      SEC USE ONLY



------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             AF

------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|

             NOT APPLICABLE
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 7,636,721
                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   7,636,721
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,153,498*

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   |_|


------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46.7%

------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             OO

------------------------------------------------------------------------------

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group I, L.L.C. without regard to such group status is 7,636,721, representing 18.8% of the Voting Common Stock outstanding.

                                SCHEDULE 13D
-----------------------------
CUSIP No. 909440 10 9

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             INTERNATIONAL MOTOR CARS GROUP II, L.L.C.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|

------------------------------------------------------------------------------
3      SEC USE ONLY



------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             AF

------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|

             NOT APPLICABLE
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 102,740

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   102,740

------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,153,498*

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   |_|


------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46.7%

------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
             OO
------------------------------------------------------------------------------

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group II, L.L.C. without regard to such group status is 102,740, representing 0.3% of the Voting Common Stock outstanding.

SCHEDULE 13D
-----------------------------
CUSIP No. 909440 10 9

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PENSKE CAPITAL PARTNERS, L.L.C.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|

------------------------------------------------------------------------------
3      SEC USE ONLY



------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             AF

------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|

             NOT APPLICABLE
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 8,254,753

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   8,254,753

------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,153,498*

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   |_|


------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46.7%

------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
             OO

------------------------------------------------------------------------------

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Capital Partners, L.L.C. without regard to such group status is 8,254,753, representing 20.3% of the Voting Common Stock outstanding.

SCHEDULE 13D
-----------------------------
CUSIP No. 909440 10 9

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JAMES A. HISLOP
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|

------------------------------------------------------------------------------
3      SEC USE ONLY



------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             PF, AF

------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|

             NOT APPLICABLE
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
   NUMBER OF
                             100,000
     SHARES

                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 8,254,753

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             100,000
   REPORTING

                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   8,254,753

------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,153,498*

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   |_|


------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46.7%

------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
             IN
------------------------------------------------------------------------------

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by James A. Hislop without regard to such group status is 8,354,753, representing 20.6% of the Voting Common Stock outstanding.

                                SCHEDULE 13D
-----------------------------
CUSIP No. 909440 10 9

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ROGER S. PENSKE
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|

------------------------------------------------------------------------------
3      SEC USE ONLY



------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             PF, AF, OO

------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|

             NOT APPLICABLE
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

   NUMBER OF                 461,667

     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 18,591,831

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             461,667
   REPORTING

                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   18,591,831

------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,153,498*

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   |_|


------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46.7%

------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
             IN
------------------------------------------------------------------------------

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Roger S. Penske without regard to such group status is 19,053,498, representing 46.4% of the Voting Common Stock deemed to be outstanding for this purpose.

                                SCHEDULE 13D
-----------------------------
CUSIP No. 909440 10 9

------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PENSKE CORPORATION
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|

------------------------------------------------------------------------------
3      SEC USE ONLY



------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             WC

------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|

             NOT APPLICABLE
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 10,337,078

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   17,815,464

------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,153,498*

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   |_|


------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46.7%

------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
             CO
------------------------------------------------------------------------------

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske
   Corporation without regard to such group status is 17,815,464, representing 43.9% of the Voting Common Stock outstanding.

          This Amendment No. 17 (this "Amendment") amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002 and Amendment No. 16 filed on April 9, 2003 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          On April 15, 2003, Penske Corporation, through a wholly owned subsidiary, completed its purchase of the JPMP LLC Interest, which represents beneficial ownership of 1,260,300 shares of Voting Common Stock, from JPMP pursuant to the JPMP Purchase Agreement;

          On April 15, 2003, IMCG I completed its purchase of 354,408 shares of Voting Common Stock from JPMP pursuant to the JPMP Purchase Agreement; and

          On April 24, 2003, Mitsui completed its purchase of 1,614,708 shares of Voting Common Stock from JPMP pursuant to the Mitsui Purchase Agreement. The shares of Voting Common Stock purchased by Mitsui were distributed by IMCG II to JPMP prior to such purchase.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          The Reporting Persons were advised by the Company that as of April 24, 2003 all shares of non-voting common stock of the Company had been converted to shares of Voting Common Stock and that there were 40,597,591 shares of Voting Common Stock outstanding.

          (a) As of April 29, 2003, as a result of the transactions previously reported on this Schedule 13D and the distribution by IMCG II to JPMP of the 1,614,708 shares of Voting Common Stock subsequently purchased on April 24, 2003 by Mitsui from JPMP pursuant to the Mitsui Purchase
Agreement:

          o in the aggregate, the Reporting Persons beneficially own an aggregate of 19,153,498 shares of Voting Common Stock, which constitutes approximately 46.7% of the 41,039,258 shares of Voting Common Stock deemed to be outstanding for this purpose;

          o IMCG I beneficially owns 7,636,721 shares of Voting Common Stock, representing 18.8% of the 40,597,591 shares of Voting Common Stock outstanding;

          o IMCG II beneficially owns 102,740 shares of Voting Common Stock, representing 0.3% of the 40,597,591 shares of Voting Common Stock outstanding;

          o Penske Corporation beneficially owns 17,815,464 shares of Voting Common Stock, representing 43.9% of the 40,597,591 shares of Voting Common Stock outstanding;

          o PCP beneficially owns 8,254,753 shares of Voting Common Stock, representing 20.3% of the 40,597,591 shares of Voting Common Stock outstanding;

          o Roger S. Penske beneficially owns 19,053,498 shares of Voting Common Stock, representing 46.4%of the 41,039,258 shares of Voting Common Stock deemed to be outstanding for this purpose; and

          o James A. Hislop beneficially owns 8,354,753 shares of Voting Common Stock, representing 20.6% of the 40,597,591 shares of Voting Common Stock outstanding.

          In accordance with Rule 13d-3(d)(1) of the Exchange Act, the number of shares of Voting Common Stock deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Persons in the aggregate and Roger S. Penske individually includes 441,667 shares of Voting Common Stock issuable upon the exercise of options.

          As of April 29, 2003, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 46.1% of the voting power with respect to matters coming before the holders of the Voting Common Stock.

          (b) As of April 29, 2003:

          o IMCG I has the shared power to direct the vote of 7,636,721 shares of Voting Common Stock, subject to certain restrictions contained in the Restated Stockholders Agreement;

          o IMCG II has the shared power to direct the vote of 102,740 shares of Voting Common Stock, subject to certain restrictions contained in the Restated Stockholders Agreement;

          o Penske Corporation has the shared power to direct the vote of 10,337,078 shares of Voting Common Stock;

          o PCP has the shared power to direct the vote of 8,254,753 shares of Voting Common Stock;

          o Roger S. Penske has the sole power to direct the vote of 20,000 shares of Voting Common Stock, and, upon (w) the exercise of the Second Closing Options, (x) the exercise of an option to purchase 25,000 shares of Voting Common Stock previously granted to Roger S. Penske, (y) the exercise of a portion of an option (such portion covering 10,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on February 28, 2002 and in part on February 28, 2003, and (x) the exercise of a portion of an option (such portion covering 6,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 22, 2003, Roger S. Penske will have the sole power to direct the vote of an aggregate of 461,667 shares of Voting Common Stock and shared power to direct the vote of 18,591,831 shares of Voting Common Stock; and

          o James A. Hislop has the sole power to direct the vote of 100,000 shares of Voting Common Stock and shared power to direct the vote of 8,254,753 shares of Voting Common Stock.

          As of April 29, 2003, subject to certain restrictions contained in the IMCG I Letter Agreement and the IMCG II Letter Agreement, as applicable:

          o IMCG I has the shared power to direct the disposition of 7,636,721 shares of Voting Common Stock;

          o IMCG II has the shared power to direct the disposition of 102,740 shares of Voting Common Stock;

          o Penske Corporation has the shared power to direct the disposition of 17,815,464 shares of Voting Common Stock;

          o PCP has the shared power to direct the disposition of 8,254,753 shares of Voting Common Stock;

          o Roger S. Penske has the sole power to direct the disposition of 20,000 shares of Voting Common Stock, and, upon (w) the exercise of the Second Closing Options, (x) the exercise of an option to purchase 25,000 shares of Voting Common Stock previously granted to Roger S. Penske, (y) the exercise of a portion of an option (such portion covering 10,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on February 28, 2002 and in part on February 28, 2003, and (x) the exercise of a portion of an option (such portion covering 6,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 22, 2003, Roger S. Penske will have the sole power to direct the vote of an aggregate of 461,667 shares of Voting Common Stock and shared power to direct the vote of 18,591,831 shares of Voting Common Stock; and

          o James A. Hislop has the sole power to direct the disposition of 100,000 shares of Voting Common Stock and the shared power to direct the disposition of 8,254,753 shares of Voting Common Stock.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 29, 2003


                                   INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                       By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                            Its Managing Member



                                            By: /s/ James A. Hislop
                                               -----------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2003


                                   INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                       By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                            Its Managing Member



                                            By: /s/ James A. Hislop
                                               -----------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2003


                                  PENSKE CAPITAL PARTNERS, L.L.C.



                                  By: /s/ James A. Hislop
                                      -------------------------------
                                      James A. Hislop
                                      President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 29, 2003






                                    /s/ James A. Hislop
                                    --------------------------------
                                    James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2003






                                    /s/ Roger S. Penske
                                    --------------------------------
                                    Roger S. Penske

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2003


                                  PENSKE CORPORATION



                                  By:   /s/ Robert Kurnick
                                     -------------------------------
                                     Name:  Robert Kurnick
                                     Title: President